EXHIBIT A

Series of the Trust

The following Funds are covered under this agreement:

Day Hagan/Ned David Research Smart Sector ETF

Day Hagan/Ned David Research Smart Sector Fixed Income ETF

Strategy Shares

By: /s/ Stephen P. Lachenauer

Print Name: Stephen P. Lachenauer

Title: Trustee

MFund Services LLC

By: /s/ Jerry Szilagyi __

Print Name: Jerry Szilagyi

Title: President